FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of February, 2005

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE

Paris, 23 February 2005

CGG develops its presence in India

Seismic services provider CGG (ISIN: FR0000120164 — NYSE: GGY) has made a move to further strengthen its presence in India with the launch of a new data processing centre in Mumbai. Senior representatives from CGG, the national oil company, ONGC, and the major oil companies, including Reliance, operating in India attended the opening ceremony held on 22nd February.

The Mumbai location for this new processing platform was a strategic decision to offer clients in the region easy access to a full spectrum of seismic processing and reservoir services of the very highest standard. The new centre runs state-of-the-art Geocluster processing software to deliver consistently fast and reliable products, like the other 26 centres in CGG’s worldwide processing network.

Robert Brunck, Chairman and CEO of CGG, said: “India has one of the fastest growing exploration and production activities in the region. The opening of this new centre in Mumbai marks a new stage in our strategy to strengthen our position in India as a provider of the full range of seismic services. Historically, CGG has been a constant contributor to India’s exploration efforts for the last forty years and this move further underlines our commitment to support India in fast-tracking its E&P efforts.”

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

For further information, please contact:

Christophe Barnini	+ 33 1 64 47 38 10 (cbarnini@cgg.com)
Charles Zeltser	+ 91 (0) 22 55031213 (czeltser@cgg.com)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 – Massy Cedex
GENERAL COMPANY OF GEOPHYSICS

Date: February 23, 2005	By Senior Executive Vice President Strategy, Control & corporate planning /Gerard CHAMBOVET/